March 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICZOOM Group, Inc. Registration Statement on Form S-1, as amended (File No. 333-259012) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Benchmark Company, LLC, as representative of several underwriters, hereby joins ICZOOM Group, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259012) (the “Registration Statement”) to become effective on Thursday, March 9, 2023, at 4:45 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Robinson & Cole LLP, request by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, dated February 14, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets